Exhibit 23

Consent of Independent Registered Public Accounting Firm

Meredith Savings and Investment Plan Committee
Meredith Savings and Investment Plan:

We consent to the incorporation by reference in the registration statement (Nos. 33-2094 and 333-125675) on Form S-8 of Meredith Corporation of our report dated June 28, 2019, with respect to the statements of net assets available for benefits of the Meredith Savings and Investment Plan as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes, and the supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018, which report appears in the December 31, 2018 annual report for Form 11-K of the Meredith Savings and Investment Plan.

/s/ KPMG LLP

Des Moines, Iowa
June 28, 2019